SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SinoHub, Inc.

(NAME OF ISSUER)

Common Stock, $0.001 par value

(TITLE OF CLASS OF SECURITIES)

82935L101

(CUSIP NUMBER)

Henry T. Cochran
6/F, Building 51, Road 5, Qiongyu Road
Central Area, Technology Park, Nanshan District
Shenzhen, People’s Republic of China 518057
+86-755-2661-2106
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

May 14, 2008

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF SECTIONS 240.13d-1(e), 240.13d-1(f) OR 240.13d-1(g), CHECK THE  FOLLOWING BOX ☐.

NOTE:  SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS.  SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

*  THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP NO		82935L101

(1)		NAMES OF REPORTING PERSONS
Henry T. Cochran

(2)		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(A) ☐
(B) ☐

(3)		SEC USE ONLY

(4)		SOURCE OF FUNDS (SEE INSTRUCTIONS)	OO

(5)		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐

(6)		CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER
3,859,758

	(8)	SHARED VOTING POWER
-0-

	(9)	SOLE DISPOSITIVE POWER
3,859,758

	(10)	SHARED DISPOSITIVE POWER
-0-
(11)		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,340,554(1)

(12)		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

(13)		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.0%

(14)		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN
 (1) Includes 480,796 shares of common stock beneficially owned by Mr. Cochran’s spouse, Linda Marie Hetue.

ITEM 1.	SECURITY AND ISSUER.

The title and class of equity securities to which this statement relates are Common Stock, $0.001 par value (the "Shares") of SinoHub, Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 6/F, No. 5 Qiongyu Road, Central Area, Technology Park, Nanshan District, Shenzhen, People’s Republic of China 518057.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)            Henry T. Cochran (the "Reporting Person”)

(b)           The Reporting Person’s business address is:
c/o SinoHub, Inc.
6/F, No. 5 Qiongyu Road,
Central Area, Technology Park, Nanshan District,
Shenzhen, People’s Republic of China 518057

(c)           The Reporting Person’s principal occupation is that of the Issuer’s CEO and Chairman of the Board. The Issuer’s headquarters is located at the address listed above.

(d)           The Reporting Person, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           The Reporting Person, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

(f)            The Reporting Person is a citizen of the United States of America.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 14, 2008, an aggregate of 4,318,686 shares (as adjusted to reflect the 3.5-to-1 reverse stock split described herein below) of the Issuer’s common stock were issued to Mr. Cochran and his spouse as consideration for the Merger described in Item 4 herein below and in exchange of 4,065,000 shares of common stock of SinoHub International, Inc. (formerly known as SinoHub, Inc.), a Delaware corporation (“Old SinoHub”), beneficially owned by Mr. Cochran and his spouse.  Of these shares, 3,835,290 shares were issued to Mr. Cochran and 483,396 shares were issued to his spouse.  On October 6, 2008, Mr. Cochran’s spouse gifted 2,600 shares of common stock to certain members of her family. On July 27, 2009, the Issuer issued 24,468 shares of common stock to the Reporting Person as a restricted stock grant, vesting in full on December 31, 2009.  The Reporting Person did not pay any consideration for the Shares.

As of the date hereof, the Reporting Person may be deemed to beneficially own 4,340,554 Shares, of which he personally owns 3,859,758 Shares and his wife, Linda Marie Hetue owns 480,796 Shares.

No borrowed funds were used to purchase the Shares.

ITEM 4.	PURPOSE OF TRANSACTION.

On May 12, 2008, the Issuer entered into a definitive Agreement and Plan of Merger (the “Merger Agreement”) with Old SinoHub and SinoHub Acquisition Corp., a Delaware corporation (“Merger Sub”), which was a wholly-owned subsidiary of the Issuer that was formed to facilitate the Merger pursuant to which on May 14, 2008, Old SinoHub became a wholly-owned subsidiary of the Issuer (the “Merger”). Under the terms of the Merger Agreement, at the closing of the Merger:

•
all of the issued and outstanding capital stock of Old SinoHub consisting of 10,282,288 shares of common stock, par value $0.001 per share, 3,000,000 shares of Old SinoHub Series A Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), 2,333,334 shares of Old SinoHub Series B Convertible Preferred Stock, par value $0.001 per share (“Series B Preferred Stock”) and 1,600,000 shares of Old SinoHub Series C Convertible Preferred Stock, par value $0.001 per share (“Series C Preferred Stock”), was exchanged for 18,290,000 shares of the Issuer’s common stock, par value $0.001 per share (at an exchange ratio of 3.718425 shares of Issuer common stock per share of Old SinoHub common stock and as adjusted for the reverse stock split);

•	the Issuer assumed Old SinoHub’s stock option plans;

•
Old SinoHub’s outstanding options to purchase 460,000 shares of Old SinoHub’s common stock were converted to options to purchase 489,451 shares of the Issuer’s common stock (as adjusted for the reverse stock split); and

•	the Issuer issued 510,000 shares of the Issuer’s common stock to certain consultants for services rendered in connection with the Merger (as adjusted for the reverse stock split).

Immediately prior to the closing of the Merger, the Issuer had 4,200,000 shares of common stock issued and outstanding (taking into account the tender to the Issuer for cancellation of 18,213,675 shares of the Issuer’s common stock by its principal stockholder and, subsequent to the Merger, the Issuer had 70,000,000 shares of common stock issued and outstanding.  Effective July 18, 2008, the Issuer effected a 3.5-to-1 reverse stock split of its common stock, reducing the number of shares of outstanding common stock to approximately 20,000,000.

The Reporting Person has acquired Shares for investment. Mr. Cochran evaluates his investment in the Shares on a continual basis. The Reporting Person has no current plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

The Reporting Person reserves the right to be in contact with other members of the Issuer's management, the other members of the Board, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person reserves the right to effect transactions that would change the number of shares he may be deemed to beneficially own.

 The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should he determine to do so, and/or to recommend courses of action to the other members of the Issuer's management and Board, the Issuer's shareholders and others.

The Reporting Person has no current plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

a.
The aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person may be found in rows 11 and 13 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.

b.
The powers that the Reporting Person has relative to the shares of the Issuer’s common stock discussed herein may be found in rows 7 through 10 of the Cover Page of this Schedule 13D, which hereby is incorporated by reference.

c.
On October 6, 2008, Mr. Cochran’s spouse gifted 2,600 shares of common stock to certain members of her family. On July 27, 2009, the Issuer issued 24,468 shares of common stock to the Reporting Person as a restricted stock grant, vesting in full on December 31, 2009.

d.	None.
e.	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Person is a party to a certain Registration Rights Agreement dated as of April 13, 2009, among the Issuer and the stockholders signatory thereto which grants registration rights to the Reporting Person with respect to certain of the Shares owned by the Reporting Person, the terms of which are incorporated herein by reference.

The Reporting Person is a party to a certain Lock-Up Agreement among Global Hunter Securities, LLC, the Reporting Person and Lei Xia that impose transfer restrictions on the bulk of the Shares owned by the Reporting Person until May 13, 2010, the terms of which are incorporated herein by reference.

The Reporting Person is a party to a certain Restricted Stock Award Agreement dated July 22, 2009 among the Issuer and the Reporting Person that governs the vesting and other terms of the restricted stock award made to the Reporting Person in July 2009, the terms of which are incorporated herein by reference.

ITEM 7.	MATERIALS TO BE FILED AS EXHIBITS.

99.1
Registration Rights Agreement dated as of April 13, 2009, among SinoHub, Inc. and the stockholders signatory thereto, incorporated by reference to Exhibit 10.37 to Amendment No. 4 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on April 14, 2009.

99.2	Amendment No. 1 to Registration Rights Agreement dated as August 4, 2009, among SinoHub, Inc. and the stockholders signatory thereto.
99.3
Lock-Up Agreement among Global Hunter Securities, LLC, Henry T. Cochran and Lei Xia, incorporated by reference to Exhibit 10.38 to Amendment No. 6 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on May 11, 2009.

99.4	Restricted Stock Award Agreement dated July 22, 2009 between SinoHub, Inc. and Henry T. Cochran.

The documents identified in Item 6 are necessarily included as exhibits due to their incorporation by reference. No material as listed in the instructions to Item 7 is included as an exhibit.

SIGNATURE

AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

December 9, 2009
Date

/S/ Henry T. Cochran
Signature

Henry T. Cochran, CEO
Name/Title

EXHIBIT INDEX

Exhibit Number	Description of Document

99.1
Registration Rights Agreement dated as of April 13, 2009, among SinoHub, Inc. and the stockholders signatory thereto, incorporated by reference to Exhibit 10.37 to Amendment No. 4 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on April 14, 2009.

99.2	Amendment No. 1 to Registration Rights Agreement dated as August 4, 2009, among SinoHub, Inc. and the stockholders signatory thereto.
99.3
Lock-Up Agreement among Global Hunter Securities, LLC, Henry T. Cochran and Lei Xia, incorporated by reference to Exhibit 10.38 to Amendment No. 6 to the Registration Statement on Form S-1 of SinoHub, Inc. filed with the Securities and Exchange Commission on May 11, 2009.

99.4	Restricted Stock Award Agreement dated July 22, 2009 between SinoHub, Inc. and Henry T. Cochran.